Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

11/08/2003


03029446

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL


SEC MAIL PROCESSING
RECEIVED
AUG 20 2003
WASH. D.C.
181
SECTION

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 08 August 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 8/25

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD


SAM'S

SEAFOOD

FOR IMMEDIATE RELEASE 11 AUGUST 2003

SAM'S SEAFOOD CEO NAMED ENTREPRENEUR OF THE YEAR

BRISBANE, August 11, 2003 – Sam's Seafood Holdings Limited **(ASX: SSS; OTC: SMSFY.PK)** announced today that its CEO, Mr Nick Noutsatos, had been named Queensland's 2003 Entrepreneur of the Year, in the Retail, Consumer and Industrial products category. Mr Noutsatos was honoured at the ceremony held at the Brisbane Convention Centre last week. The annual event was attended by more than five hundred guests and 23 of Queensland's top entrepreneurs.

The internationally recognised award sponsored by Ernst and Young acknowledges the nominee's special business skills and accomplishments along with demonstrated excellence of the nominee's company in its field of industry.

Mr Noutsatos commented that no company could achieve excellent results without the endorsement and support from an exceptional board and great team of people; with the award reflecting a combined effort by all Sam's Seafood staff.

In accepting the award Mr Noutsatos thanked firstly the tremendous support that he had received from his family and secondly, proclaimed the efforts of his fellow board members for their ingenuity, hard work and perseverance. He remarked that it was the significant encouragement and cooperation that had enabled him to create and sustain a truly international diversified and integrated seafood company.

Mr Noutsatos added "I would also like to warmly thank the staff for their unwavering commitment and dedication to the successful and dynamic enterprise that is Sam's Seafood. To receive this coveted award is really a recognition of a true team effort - and without that team spirit I could not have been rewarded in this way and the company could not have prospered and grown so quickly"

In identifying the considerable progress achieved in the past twelve months, Mr Noutsatos commended the shareholders for their confidence in the Sam's Seafood strategy. Mr Noutsatos has recognised that entrepreneurship had provided him with the freedom to take an idea and transform it into something tangible, capable of making a significant contribution to the seafood sector, Australia's fourth largest primary industry.

The award, which is held in high regard overseas is a timely accolade for Sam's Seafood as the company prepares to list on the NASDAQ exchange later in the year.

Mr Noutsatos will now advance to an appearance at the national Entrepreneur of the Year event to be held on 3 December, 2003 in Melbourne for the final national judges' reception. A separate independent judging panel selects the national category award recipients from whom they select the 2003 Australian Entrepreneur of the Year.

About Sam's Seafood Holdings Limited (SSS)

Sam's Seafood Holdings Limited (SSS) specialises in the retail and wholesale distribution of seafood and associated products. Sam's Seafood listed on the Australian Stock Exchange in 2001 at $1.00, with the shares now in the vicinity of $3.35.

Sam's Seafood have experienced exceptional growth since listing, representing one of the most outstanding shares within the All Ordinaries on the basis of earnings per share.

- ENDS -

For further information, please contact:

Anna Whybird, Black Ink Public Relations **3211 9500 / 0403 532 218**

Grahame Denovan, Sam's Seafood Holdings Ltd **0418 212 474**